Medical Makeover Corporation of America
                      500 Australian Ave. South, Suite 700
                            West Palm Beach, FL 33401


                                                September 18, 2008


Christine Davis
Assistant Chief Accountant
US Securities and Exchange Commission
One Station Place 100 F Street, NE
Washington, DC 20549-4561

        RE:   Medical Makeover Corporation of America
              Form 1 0-KSB for the Fiscal Year Ended December 31, 2007 Filed April 14, 2008 and September 16, 2008
              File No. 000-3062 1


Dear Ms. Davis:


This correspondence is in response to your letter of July 21, 2008 pertaining to the above referenced filing.

In response to your comment regarding Item 8A. Controls and Procedures, page 11:

     1. Our management has concluded that our disclosure controls and procedures were not effective as of the end of the last fiscal year because information required to be disclosed by us was not recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms including that we failed to provide our report on internal control over financial reporting under Item 308 (T) of Regulation S- B.

In response to your comment regarding the Company providing an acknowledgement to you:

     2. We acknowledge that:

     (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (iii)the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely Yours,

/s/Douglas P. Martin
Douglas P. Martin
President and Chairman



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